May 4, 2006

Sarah H. Moore
Chief Financial Officer
The Colonial BancGroup, Inc.
One Commerce Street, Suite 800
Montgomery, AL 36104

Re:
      Form 10-K for the fiscal year ended December 31, 2005
      File No. 001-13508

Dear Ms. Moore:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Joyce Sweeney
      Accounting Branch Chief